CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

THREE MONTHS ENDED MARCH 31, 2018 AND 2017

(UNAUDITED)

925 West Georgia Street, Suite 1800, Vancouver, B.C., Canada V6C 3L2 Phone: 604.688.3033 | Fax: 604.639.8873| Toll Free: 1.866.529.2807 | Email: info@firstmajestic.com www.firstmajestic.com

Management’s Responsibilities over Financial Reporting

The condensed interim consolidated financial statements of First Majestic Silver Corp. (the “Company”) are the responsibility of the Company’s management. The condensed interim consolidated financial statements are prepared in accordance with International Accounting Standard 34, "Interim Financial Reporting", as issued by the International Accounting Standards Board and reflect management’s best estimates and judgment based on information currently available.

Management has developed and maintains a system of internal controls to ensure that the Company’s assets are safeguarded, transactions are authorized and properly recorded, and financial information is reliable.

The Board of Directors is responsible for ensuring management fulfills its responsibilities. The Audit Committee reviews the results of the condensed interim consolidated financial statements prior to their submission to the Board of Directors for approval.

The condensed interim consolidated financial statements have not been audited.

Keith Neumeyer	Raymond Polman, CPA, CA
President & CEO	Chief Financial Officer
May 9, 2018	May 9, 2018

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF (LOSS) EARNINGS
FOR THE QUARTERS ENDED MARCH 31, 2018 and 2017
Condensed Interim Consolidated Financial Statements - Unaudited	(In thousands of US dollars, except share and per share amounts)

The Condensed Interim Consolidated Statements of (Loss) Earnings provide a summary of the Company’s financial performance and net earnings or loss over the reporting periods.

		Three Months Ended March 31,
	Note	2018	2017

Revenues	5	$58,593	$69,106
Mine operating costs
Cost of sales	6	39,681	39,662
Depletion, depreciation and amortization		19,335	19,448
		59,016	59,110

Mine operating (loss) earnings		(423)	9,996

General and administrative expenses	7	4,868	4,543
Share-based payments		2,516	2,291
Foreign exchange loss (gain)		2,296	(414)
Operating (loss) earnings		(10,103)	3,576

Investment and other (loss) income	8	(1,459)	176
Finance costs	9	(2,459)	(1,170)
(Loss) earnings before income taxes		(14,021)	2,582

Income taxes
Current income tax expense		694	782
Deferred income tax recovery		(9,123)	(920)
		(8,429)	(138)

Net (loss) earnings for the period		($5,592)	$2,720

(Loss) earnings per common share
Basic	10	($0.03)	$0.02
Diluted	10	($0.03)	$0.02

Weighted average shares outstanding
Basic	10	165,819,786	164,816,133
Diluted	10	165,819,786	167,440,550

Approved by the Board of Directors

Keith Neumeyer, Director	Douglas Penrose, Director

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2018 First Quarter Report	Page 1

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME
FOR THE QUARTERS ENDED MARCH 31, 2018 and 2017
Condensed Interim Consolidated Financial Statements - Unaudited	(In thousands of US dollars)

The Condensed Interim Consolidated Statements of Comprehensive Income (Loss) provide a summary of total comprehensive earnings or loss and summarizes items recorded in other comprehensive income that may or may not be subsequently reclassified to profit or loss depending on future events.

	Note	Three Months Ended March 31,
		2018	2017

Net (loss) earnings for the period		($5,592)	$2,720

Other comprehensive loss
Items that will not be subsequently reclassified to profit or loss:
Unrealized loss on fair value of investments in marketable securities	13	(348)	(245)

Other comprehensive loss		(348)	(245)

Total comprehensive (loss) income		($5,940)	$2,475

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2018 First Quarter Report	Page 2

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE QUARTERS ENDED MARCH 31, 2018 and 2017
Condensed Interim Consolidated Financial Statements - Unaudited	(In thousands of US dollars)

The Condensed Interim Consolidated Statements of Cash Flows provide a summary of movements in cash and cash equivalents during the reporting periods by classifying them as operating, investing or financing activities.

		Three Months Ended March 31,
	Note	2018	2017
Operating Activities
Net (loss) earnings for the period		($5,592)	$2,720
Adjustments for:
Depletion, depreciation and amortization		19,522	19,697
Share-based payments		2,516	2,291
Income tax recovery		(8,429)	(138)
Finance costs	9	2,459	1,170
Other	21	5,165	878
Operating cash flows before movements in working capital and taxes		15,641	26,618
Net change in non-cash working capital items	21	(5,509)	(2,679)
Income taxes paid		(261)	(5,919)
Cash generated by operating activities		9,871	18,020

Investing Activities
Expenditures on mining interests		(16,639)	(12,070)
Acquisition of property, plant and equipment		(6,269)	(4,962)
Deposits paid for acquisition of non-current assets		(826)	(71)
Cash used in investing activities		(23,734)	(17,103)

Financing Activities
Proceeds from exercise of stock options		683	2,644
Net proceeds from convertible debenture	17	151,079	—
Repayment of debt facilities	17	(3,182)	(3,231)
Repayment of equipment financing obligations		(710)	(2,061)
Finance costs paid		(640)	(811)
Shares repurchased and cancelled		(1,289)	—
Cash provided by (used in) financing activities		145,941	(3,459)

Effect of exchange rate on cash and cash equivalents held in foreign currencies		(980)	1,098
Increase (decrease) in cash and cash equivalents		132,078	(2,542)
Cash and cash equivalents, beginning of the period		118,141	129,049
Cash and cash equivalents, end of period		$249,239	$127,605

Cash		$211,869	$89,641
Short-term investments		37,370	37,964
Cash and cash equivalents, end of period		$249,239	$127,605

Supplemental cash flow information	21

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2018 First Quarter Report	Page 3

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
AS AT MARCH 31, 2018 AND DECEMBER 31, 2017
Condensed Interim Consolidated Financial Statements - Unaudited	(In thousands of US dollars)

The Condensed Interim Consolidated Statements of Financial Position provides a summary of assets, liabilities and equity, as well as their current versus non-current nature, as at the reporting date.

	Note	March 31, 2018	December 31, 2017
Assets

Current assets
Cash and cash equivalents		$249,239	$118,141
Trade and other receivables	11	24,482	20,362
Income taxes receivable		172	493
Inventories	12	18,182	18,858
Other financial assets	13	8,692	11,326
Prepaid expenses and other		3,958	1,478
Total current assets		304,725	170,658

Non-current assets
Mining interests	14	380,193	374,146
Property, plant and equipment	15	186,569	192,052
Deposits on non-current assets		1,651	869
Deferred tax assets		46,283	43,716
Total assets		$919,421	$781,441

Liabilities and Equity

Current liabilities
Trade and other payables	16	$33,293	$35,567
Unearned revenue	5	3,061	2,190
Current portion of debt facilities	17	29,086	12,464
Current portion of equipment financing obligations	18	3,670	4,154
Total current liabilities		69,110	54,375

Non-current liabilities
Debt facilities	17	125,706	19,305
Equipment financing obligations	18	5,039	5,151
Decommissioning liabilities		17,598	16,076
Other liabilities		255	655
Deferred tax liabilities		104,094	103,394
Total liabilities		$321,802	$198,956

Equity
Share capital		636,568	636,672
Equity reserves		83,523	62,303
Accumulated deficit		(122,472)	(116,490)
Total equity		$597,619	$582,485
Total liabilities and equity		$919,421	$781,441

Commitments (Note 14; Note 20(c)); Subsequent events (Note 22)

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2018 First Quarter Report	Page 4

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE QUARTERS ENDED MARCH 31, 2018 and 2017
Condensed Interim Consolidated Financial Statements - Unaudited	(In thousands of US dollars, except share and per share amounts)

The Condensed Interim Consolidated Statements of Changes in Equity summarizes movements in equity, including common shares, share capital, equity reserves and retained earnings or accumulated deficit.

	Share Capital		Equity Reserves				Retained earnings (Accumulated deficit)
	Shares	Amount	Share-based payments(a)	Other comprehensive income(b)	Equity component of convertible debenture(c)	Total equity reserves		Total equity
Balance at December 31, 2016	164,461,567	$628,565	$58,879	($2,525)	$—	$56,354	($63,218)	$621,701
Net earnings for the period	—	—	—	—	—	—	2,720	2,720
Other comprehensive loss	—	—	—	(245)	—	(245)	—	(245)
Total comprehensive income	—	—	—	(245)	—	(245)	2,720	2,475
Share-based payments	—	—	2,291	—	—	2,291	—	2,291
Shares issued for:
Exercise of stock options (Note 19(b))	604,347	3,487	(843)	—	—	(843)	—	2,644
Balance at March 31, 2017	165,065,914	$632,052	$60,327	($2,770)	$—	$57,557	($60,498)	$629,111

Balance at December 31, 2017	165,824,164	$636,672	$65,307	($3,004)	$—	$62,303	($116,490)	$582,485
Net loss for the period	—	—	—	—	—	—	(5,592)	(5,592)
Other comprehensive loss	—	—	—	(348)	—	(348)	—	(348)
Total comprehensive loss	—	—	—	(348)	—	(348)	(5,592)	(5,940)
Share-based payments	—	—	2,516	—	—	2,516	—	2,516
Equity component of convertible debenture, net of tax (Note 17(c))	—	—	—	—	19,164	19,164	—	19,164
Shares issued for:
Exercise of stock options (Note 19(b))	149,490	795	(112)	—	—	(112)	—	683
Shares repurchased and cancelled (Note 19(c))	(230,000)	(899)	—	—	—	—	(390)	(1,289)
Balance at March 31, 2018	165,743,654	$636,568	$67,711	($3,352)	$19,164	$83,523	($122,472)	$597,619

(a)
Share-based payments reserve records the cumulative amount recognized under IFRS 2 share-based payments in respect of options granted and shares purchase warrants issued but not exercised to acquire shares of the Company.

(b)	Other comprehensive income reserve principally records the unrealized fair value gains or losses related to fair value through other comprehensive income ("FVTOCI") financial instruments.

(c)
Equity component of convertible debenture reserve represents the estimated fair value of its conversion option of $26.3 million, net of deferred tax effect of $7.1 million. This amount is not subsequently remeasured and will remain in equity until the conversion option is exercised, in which case, the balance recognized in equity will be transferred to share capital. Where the conversion option remains unexercised at the maturity date of the convertible note, the balance will remain in equity reserves.

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2018 First Quarter Report	Page 5

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)

1. NATURE OF OPERATIONS

First Majestic Silver Corp. (the “Company” or “First Majestic”) is in the business of silver production, development, exploration, and acquisition of mineral properties with a focus on silver production in Mexico. The Company presently owns and operates six producing silver mines: the Santa Elena Silver/Gold Mine, La Encantada Silver Mine, La Parrilla Silver Mine, Del Toro Silver Mine, San Martin Silver Mine and the La Guitarra Silver Mine.

First Majestic is incorporated in Canada with limited liability under the legislation of the Province of British Columbia and is publicly listed on the New York Stock Exchange under the symbol “AG”, on the Toronto Stock Exchange under the symbol “FR” and on the Frankfurt Stock Exchange under the symbol “FMV”. The Company’s head office and principal address is located at 925 West Georgia Street, Suite 1800, Vancouver, British Columbia, Canada, V6C 3L2.

2. BASIS OF PRESENTATION

These condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34, “Interim Financial Reporting”, and International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). These condensed interim consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements as at and for the year ended December 31, 2017, as some disclosures from the annual consolidated financial statements have been condensed or omitted.

These condensed interim consolidated financial statements have been prepared on a historical cost basis except for certain items that are measured at fair value including derivative financial instruments (Note 20(a)) and marketable securities (Note 13). All dollar amounts presented are in thousands of United States dollars unless otherwise specified.

These condensed interim consolidated financial statements incorporate the financial statements of the Company and its controlled subsidiaries. Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. The consolidated financial statements include the accounts of the Company and its subsidiaries. Intercompany balances, transactions, income and expenses are eliminated on consolidation.

These condensed interim consolidated financial statements were prepared using accounting policies consistent with those in the audited consolidated financial statements as at and for the year ended December 31, 2017, except for the following:

Financial Instruments
On January 1, 2018, the Company adopted IFRS 9 - Financial Instruments ("IFRS 9") which replaced IAS 39 - Financial Instruments: Recognition and Measurement ("IAS 39") using the modified retrospective approach. IFRS 9 is effective for annual periods beginning on or after January 1, 2018 and provides a revised model for recognition and measurement of financial instruments; a single, forward-looking expected loss impairment model; and includes significant changes to hedge accounting. IFRS 9 did not impact the Company's classification and measurement of financial assets and liabilities except for equity securities as described below. The standard also had negligible impact on the carrying amounts of our financial instruments at the transition date.

The following summarizes the significant changes in IFRS 9 compared to the previous standard:

•
IFRS 9 uses a single approach to determine whether a financial asset is classified and measured at amortized cost or fair value. The classification and measurement of financial assets is based on the Company's business models for managing its financial assets and whether the contractual cash flows represent solely payments for principal and interest. Most of the requirements in IAS 39 for classification and measurement of financial liabilities were carried forward in IFRS 9. The change did not impact the carrying amounts of any of our financial assets on transition date. Upon adoption of IFRS 9, the Company designated its marketable securities previously designated as available-for-sale ("AFS") as financial assets at fair value through other comprehensive income ("FVTOCI"), where they will be recorded initially at fair value. Subsequent changes in fair value will be recognized in other comprehensive income only and will not be transferred into earnings (loss) upon disposition. This did not impact the Company’s financial statements as at the date of adoption. However, as a result of this designation, the net change in fair value of the marketable securities classified at FVTOCI, including realized and unrealized gains and losses, if any, is now presented as an item that will not be reclassified subsequently to net earnings. The Company’s investments in marketable securities previously classified as held for trading continue to be measured at fair value with changes in fair value recognized in profit and loss (“FVTPL”).

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2018 First Quarter Report	Page 6

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)

2. BASIS OF PRESENTATION (continued)
Financial Instruments (continued)

•
The adoption of the new "expected credit loss" impairment model under IFRS 9, as opposed to an incurred credit loss model under IAS 39, had a negligible impact on the carrying amounts of our financial assets on the transition date given the Company transacts exclusively with large international financial institutions and other organizations with strong credit ratings and the negligible historical level of customer default.

•
The new general hedge accounting requirements retain the three types of hedge accounting mechanisms previously available under IAS 39. Under IFRS 9 however, greater flexibility has been introduced to the types of transactions eligible for hedge accounting, specifically broadening the types of instruments that qualify for hedging instruments and the types of risk components of non-financial items that are eligible for hedge accounting. In addition, the effectiveness test has been replaced with the principle of an "economic relationship" and retrospective assessment of hedge effectiveness is no longer required. Enhanced disclosure requirements about an entity's risk management activities have also been introduced. The Company did not have any hedges in place as at December 31, 2017 and has not designated any of its financial instruments as hedges upon adoption of IFRS 9.

The Company has also adopted a narrow scope amendment to IFRS 7 - Financial Instruments - Disclosures. As a result of applying the amendment, the Company will add disclosure relating to its risk management strategies if hedge accounting is applied in its consolidated financial statements for the year ended December 31, 2018.

Revenue Recognition
On January 1, 2018, the Company adopted IFRS 15 - "Revenue from Contracts with Customers" ("IFRS 15") which supersedes IAS 18 - "Revenue" ("IAS 18"). IFRS 15 establishes a single five-step model framework for determining the nature, amount, timing and uncertainty of revenue and cash flows arising from a contract with a customer. The standard is effective for annual periods beginning on or after January 1, 2018. The Company adopted the standard on January 1, 2018 using the full retrospective approach without applying any practical expedients.

IFRS 15 requires entities to recognize revenue when control of goods or services transfers to the customer whereas the previous standard, IAS 18, required entities to recognize revenue when the risks and rewards of the goods or services transfer to the customer. The Company concluded there is no change in the timing of revenue recognition of its doré and concentrate sales under IFRS 15 compared to the previous standard as the point of transfer of risks and rewards of goods and services and transfer of control occur at the same time. Therefore, no adjustment was required to the Company's financial statements.

In addition, IFRS 15 requires entities to apportion the transaction price attributable to contracts from customers to distinct performance obligations on a relative standalone selling price basis. In accordance with the terms of some of the Company's concentrate agreements, the Company must contract for and pay the shipping and insurance costs necessary to bring the goods to the named destination. Therefore a portion of the revenue earned under these contracts, representing the obligation to fulfill the shipping and insurance services that occur after the transfer of control, is deferred and recognized over time as the obligations are fulfilled. The impact of this change was insignificant to the Company’s financial statements.

IFRS 15 also requires that variable consideration should only be recognized to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur. The Company concluded that the adjustments relating to the final assay results for the quantity and quality of concentrate sold are not significant and does not constrain the recognition of revenue.

IFRS 15 contains presentation and disclosure requirements which are more detailed than the previous standards, including disclosures for each of the Company's material revenue streams, the timing of completion of the Company's performance obligations and the portion of revenue related to provisional pricing adjustments on concentrate sales. These disclosures were included in the revenue note disclosure (note 5).

Other narrow scope amendments/interpretations
The Company has adopted narrow scope amendments/interpretations to IFRIC 22 - Foreign Currency Transactions and Advance Consideration, IFRS 2 - Share Based Payments and IAS 1 - Presentation of Financial Statements, which did not have an impact on the Company's Condensed Interim Consolidated Financial Statements.

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2018 First Quarter Report	Page 7

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)

2. BASIS OF PRESENTATION (continued)
Future Changes in Accounting Policies Not Yet Effective as at March 31, 2018
Leases
In January 2016, the IASB published a new accounting standard, IFRS 16 - Leases ("IFRS 16") which supersedes IAS 17 - Leases. IFRS 16 specifies how to recognize, measure, present and disclose leases. The standard provides a single lessee accounting model, requiring the recognition of assets and liabilities for all leases, unless the lease term is 12 months or less or the underlying asset has a low value. The standard is effective for annual periods beginning on or after January 1, 2019, with early adoption permitted if IFRS 15, has also been applied. Upon the adoption of IFRS 16, the Company expects to record a material balance of lease assets and associated lease liabilities related to leases with a term of 12 months or more previously classified as operating leases on the Consolidated Statements of Financial Position at January 1, 2019. Due to the recognition of additional lease assets and liabilities, a higher amount of depreciation expense and interest expense on lease liabilities will be recorded under IFRS 16 compared to the current standard. Additionally, a corresponding reduction in production costs is expected. Lastly, the Company expects a positive impact on operating cash flows with a corresponding increase in financing cash outflows under IFRS 16. The Company has not quantified these impacts at this time.

These condensed interim consolidated financial statements of First Majestic for the three months ended March 31, 2018 and 2017 were approved and authorized for issue by the Board of Directors on May 9, 2018.

3. SIGNIFICANT ESTIMATES AND JUDGMENTS

The Company’s management makes judgments in its process of applying the Company’s accounting policies in the preparation of its unaudited condensed interim consolidated financial statements. In addition, the preparation of the financial data requires that the Company’s management to make assumptions and estimates of the impacts of uncertain future events on the carrying amounts of the Company’s assets and liabilities at the end of the reporting period, and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates as the estimation process is inherently uncertain. Estimates are reviewed on an ongoing basis based on historical experience and other factors that are considered to be relevant under the circumstances. Revisions to estimates and the resulting impacts on the carrying amounts of the Company’s assets and liabilities are accounted for prospectively.

In preparing the Company’s unaudited condensed interim consolidated financial statements for the three months ended March 31, 2018, the Company applied the critical judgments and estimates disclosed in note 3 of its audited consolidated financial statements for the year ended December 31, 2017 and the following critical judgments in applying accounting policies:

Revenue recognition as a result of adopting IFRS 15
Determination of performance obligations
The Company applied judgment to determine if a good or service that is promised to a customer is distinct based on whether the customer can benefit from the good or service on its own or together with other readily available resources and whether the good or service is separately identifiable. Based on these criteria, the Company determined the primary performance obligation relating to its sales contracts is the delivery of the doré and concentrates. Shipping and insurance services arranged by the Company for its concentrate sales customers that occur after the transfer of control are also considered to be performance obligations.

Transfer of control
Judgment is required to determine when transfer of control occurs relating to the sale of the Company's doré and concentrate to its customers. Management based its assessment on a number of indicators of control, which include, but are not limited to whether the Company has present right of receipt of payment, and whether the physical possession of the goods, significant risks and rewards and legal title have been transferred to the customer.

Variable consideration
Variable consideration should only be recognized to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur. The Company identified a variable component in the sales proceeds it receives from its concentrate sales relating to adjustments to the final sales price based on differences between the original and final assay results relating to the quantity and quality of concentrate shipments. The Company applied judgment to determine the amount of variable consideration to be recognized during the period for which the likelihood of significant reversal is low.

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2018 First Quarter Report	Page 8

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)

3. SIGNIFICANT ESTIMATES AND JUDGMENTS (continued)

Variable consideration (continued)
Based on the Company's proficiency in its assaying process, evidenced by the insignificant amount of historical adjustments from the initial to final assays, the Company concluded the variability in consideration caused by assaying results is negligible. Therefore, the Company does not expect a significant amount of reversal in revenue related to assaying differences.

4. SEGMENTED INFORMATION

All of the Company’s operations are within the mining industry and its major products are precious metals doré and precious and base metals concentrates which are refined or smelted into pure silver, gold, lead and zinc and sold to global metal brokers. Transfer prices between reporting segments are set on an arms-length basis in a manner similar to transactions with third parties. Coins and bullion cost of sales are based on transfer prices.

A reporting segment is defined as a component of the Company that:

•	engages in business activities from which it may earn revenues and incur expenses;

•	whose operating results are reviewed regularly by the entity’s chief operating decision maker; and

•	for which discrete financial information is available.

For the three months ended March 31, 2018, the Company's reporting segments includes its six operating mines in Mexico. The “others” category consists primarily of the Company’s corporate assets including cash and cash equivalents, other development and exploration properties (Note 14), debt facilities (Note 17), intercompany eliminations, and corporate expenses which are not allocated to operating segments. Management evaluates segment performance based on mine operating earnings. Therefore, other income and expense items are not allocated to the segments.

Significant information relating to the Company’s reportable operating segments is summarized in the tables below:

Three Months Ended March 31, 2018 and 2017		Revenue	Cost of sales	Depletion, depreciation, and amortization	Mine operating earnings (loss)	Capital expenditures
Mexico
Santa Elena	2018	$23,730	$12,582	$2,840	$8,308	$4,842
	2017	22,946	13,273	4,215	5,458	6,013
La Encantada	2018	7,597	7,627	3,508	(3,538)	3,457
	2017	12,683	7,931	3,666	1,086	2,433
La Parrilla	2018	8,196	6,455	6,220	(4,479)	3,130
	2017	9,845	6,156	5,062	(1,373)	2,870
Del Toro	2018	5,506	4,821	2,285	(1,600)	2,399
	2017	9,104	4,569	3,286	1,249	1,774
San Martin	2018	9,637	5,331	2,162	2,144	2,098
	2017	9,280	4,728	1,739	2,813	2,170
La Guitarra	2018	3,962	2,931	2,106	(1,075)	2,183
	2017	5,024	2,880	1,343	801	2,962
Others	2018	(35)	(66)	214	(183)	1,997
	2017	224	125	137	(38)	858
Consolidated	2018	$58,593	$39,681	$19,335	($423)	$20,106
	2017	$69,106	$39,662	$19,448	$9,996	$19,080

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2018 First Quarter Report	Page 9

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)

4. SEGMENTED INFORMATION (continued)

At March 31, 2018 and December 31, 2017		Mining Interests		Property, plant and equipment	Total mining assets	Total assets	Total liabilities
		Producing	Exploration
Mexico
Santa Elena	2018	$32,108	$7,816	$43,596	$83,520	$123,396	$19,306
	2017	28,732	7,777	44,786	81,295	123,413	19,399
La Encantada	2018	35,084	3,838	43,166	82,088	97,749	12,557
	2017	33,063	5,221	43,929	82,213	96,626	13,254
La Parrilla	2018	91,021	14,799	41,618	147,438	168,780	40,259
	2017	93,207	13,982	43,507	150,696	171,695	40,387
Del Toro	2018	37,517	10,739	23,078	71,334	98,613	10,280
	2017	37,481	10,117	23,622	71,220	99,402	10,120
San Martin	2018	50,700	10,326	18,899	79,925	92,798	26,439
	2017	50,638	9,599	19,752	79,989	92,819	26,617
La Guitarra	2018	44,147	10,902	5,972	61,021	73,041	14,344
	2017	44,097	10,385	6,461	60,943	73,117	15,052
Others	2018	—	31,196	10,240	41,436	265,044	198,617
	2017	—	29,847	9,995	39,842	124,369	74,127
Consolidated	2018	$290,577	$89,616	$186,569	$566,762	$919,421	$321,802
	2017	$287,218	$86,928	$192,052	$566,198	$781,441	$198,956

During the three months ended March 31, 2018, the Company had four (March 31, 2017 - seven) customers that accounted for 100% of its doré and concentrate sales revenue, with two major customers accounting for 63% and 22% of total revenue, respectively (2017 - two major customers for 35% and 30%).

5. REVENUES

The Company sells metals in the form of doré and concentrates. The Company’s primary product is silver and other metals produced as part of the extraction process, such as gold, lead and zinc, are considered as by-products. Revenues from sale of metal, including by-products, are recorded net of smelting and refining costs.

Revenues for the period are summarized as follows:

	Three Months Ended March 31,
	2018		2017
Gross revenue by material form:
Doré	$43,864	72%	$48,999	67%
Concentrate	17,389	28%	23,860	33%
Gross revenue	$61,253	100%	$72,859	100%

Gross revenue from payable metals:
Silver(1)	$36,107	59%	$48,953	67%
Gold	18,690	31%	15,857	22%
Lead	4,437	7%	7,126	10%
Zinc	2,019	3%	923	1%
Gross revenue	61,253	100%	72,859	100%
Less: smelting and refining costs	(2,660)		(3,753)
Revenues	$58,593		$69,106
(1) Silver revenue includes $0.1 million (2017 - $0.2 million) in retail coin and bullion sales.

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2018 First Quarter Report	Page 10

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)

5. REVENUES (continued)
As at March 31, 2018, $3.1 million of revenues that have not satisfied performance obligations were recorded as unearned revenue (2017 - $2.2 million) and will be recorded as Revenue in the subsequent period. During the three months ended March 31, 2018, revenue related to provisional pricing adjustments on concentrate sales was $0.2 million.

The Santa Elena mine has a purchase agreement with Sandstorm Gold Ltd. (“Sandstorm”), which requires the Company to sell 20% of its gold production over the life of mine from its leach pad and a designated area of its underground operations. The selling price to Sandstorm is the lesser of the prevailing market price or $450 per ounce, subject to a 1% annual inflation. During the three months ended March 31, 2018, the Company delivered 2,715 ounces of gold (2017 - 2,676 ounces) to Sandstorm at an average price of $450 per ounce (2017 - $361 per ounce).

6. COST OF SALES

Cost of sales excludes depletion, depreciation and amortization and are costs that are directly related to production and generation of revenues at the operating segments. Significant components of cost of sales are comprised of the following:

	Three Months Ended March 31,
	2018	2017
Consumables and materials	$8,312	$8,761
Labour costs	17,783	15,880
Energy	8,153	7,822
Other costs	3,714	4,315
Production costs	$37,962	$36,778
Transportation and other selling costs	902	800
Workers participation costs	341	521
Environmental duties and royalties	255	302
Inventory changes	221	1,261
	$39,681	$39,662

7. GENERAL AND ADMINISTRATIVE EXPENSES

General and administrative expenses are incurred to support the administration of the business that are not directly related to production. Significant components of general and administrative expenses are comprised of the following:

	Three Months Ended March 31,
	2018	2017
Corporate administration	$1,107	$649
Salaries and benefits	2,263	2,367
Audit, legal and professional fees	977	935
Filing and listing fees	150	166
Directors fees and expenses	184	178
Depreciation	187	248
	$4,868	$4,543

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2018 First Quarter Report	Page 11

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)

8. INVESTMENT AND OTHER INCOME (LOSS)

The Company’s investment and other income (loss) are comprised of the following:

	Three Months Ended March 31,
	2018	2017
Interest income and other	$690	$315
Loss from investment in marketable securities (Note 13)	(2,149)	(139)
	($1,459)	$176

9. FINANCE COSTS

Finance costs are primarily related to interest and accretion expense on the Company’s debt facilities, equipment financing obligations and prepayment facilities. The Company’s finance costs in the period are summarized as follows:

	Three Months Ended March 31,
	2018	2017
Debt facilities (Note 17)	$1,883	$594
Equipment financing obligations (Note 18)	148	121
Accretion of decommissioning liabilities	329	222
Silver sales and other	99	233
	$2,459	$1,170

10. (LOSS) EARNINGS PER SHARE

Basic net earnings (loss) per share is the net earnings (loss) available to common shareholders divided by the weighted average number of common shares outstanding during the period. Diluted net earnings (loss) per share adjusts basic net earnings per share for the effects of dilutive potential common shares.

The calculations of basic and diluted (loss) earnings per share for the period ended March 31, 2018 and 2017 are as follows:

	Three Months Ended March 31,
	2018	2017
Net (loss) earnings for the period	($5,592)	$2,720

Weighted average number of shares on issue - basic	165,819,786	164,816,133
Adjustment for stock options	—	2,624,417
Weighted average number of shares on issue - diluted(1)	165,819,786	167,440,550

(Loss) earnings per share - basic	($0.03)	$0.02
(Loss) earnings per share - diluted	($0.03)	$0.02

(1)	Diluted weighted average number of shares excluded 10,398,095 (2017 - 5,121,353) options that were anti-dilutive for the three months ended March 31, 2018.

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2018 First Quarter Report	Page 12

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)

11. TRADE AND OTHER RECEIVABLES

Trade and other receivables of the Company are comprised of:

	March 31, 2018	December 31, 2017
Trade receivables	$4,082	$4,038
Value added taxes and other taxes receivable	20,162	14,984
Other	238	1,340
	$24,482	$20,362

12. INVENTORIES

Inventories consist primarily of materials and supplies and products of the Company’s operations, in varying stages of the production process, and are presented at the lower of weighted average cost or net realizable value. Inventories of the Company are comprised of:

	March 31, 2018	December 31, 2017
Finished goods - doré and concentrates	$1,189	$1,299
Work-in-process	1,154	1,152
Stockpile	80	217
Silver coins and bullion	338	303
Materials and supplies	15,421	15,887
	$18,182	$18,858

The amount of inventories recognized as an expense during the period is equivalent to the total of cost of sales plus depletion, depreciation and amortization for the period. As at March 31, 2018, mineral inventories, which consist of stockpile, work-in-process and finished goods, includes a $0.9 million (December 31, 2017 - $0.7 million) write-down which was recognized in cost of sales during the period.

13. OTHER FINANCIAL ASSETS

As at March 31, 2018, other financial assets consists primarily of the Company’s investment in marketable securities. Changes in fair value of marketable securities designated as fair value through profit and loss ("FVTPL") are recorded through profit or loss, while changes in fair value of marketable securities designated as fair value through other comprehensive income ("FVTOCI") are recorded through other comprehensive income and will not be transfered into (loss) earnings upon disposition or impairment.

	March 31, 2018	December 31, 2017
Fair Value through Profit and Loss
First Mining Gold Corp. (TSX: FF)	$5,410	$7,576
Sprott Physical Silver Trust (NYSE: PSLV)	2,416	2,536
	$7,826	$10,112
Other FVTOCI marketable securities	866	1,214
Total other financial assets	$8,692	$11,326

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2018 First Quarter Report	Page 13

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)

14. MINING INTERESTS

Mining interests primarily consist of acquisition, development and exploration costs directly related to the Company’s operations and projects. Upon commencement of commercial production, mining interests for producing properties are depleted on a units-of-production basis over the estimated economic life of the mine. In applying the units of production method, depletion is determined using quantity of material extracted from the mine in the period as a portion of total quantity of material, based on reserves and resources, considered to be highly probable to be economically extracted over the life of mine plan.

The Company’s mining interests are comprised of the following:

	March 31, 2018	December 31, 2017
Producing properties	$290,577	$287,218
Exploration properties (non-depletable)	89,616	86,928
	$380,193	$374,146

Producing properties are allocated as follows:

Producing properties	Santa Elena	La Encantada	La Parrilla	Del Toro	San Martin	La Guitarra	Total
Cost
At December 31, 2016	$27,629	$85,829	$146,189	$99,678	$86,314	$101,000	$546,639
Additions	8,386	2,588	8,339	4,512	3,613	5,233	32,671
Change in decommissioning liabilities	356	210	823	445	1,028	458	3,320
At December 31, 2017	$36,371	$88,627	$155,351	$104,635	$90,955	$106,691	$582,630
Additions	2,508	1,296	1,880	1,402	1,147	1,211	9,444
Transfer from exploration properties	1,694	1,900	—	—	—	—	3,594
At March 31, 2018	$40,573	$91,823	$157,231	$106,037	$92,102	$107,902	$595,668
Accumulated depletion, amortization and impairment
At December 31, 2016	($3,404)	($51,399)	($48,975)	($27,274)	($37,354)	($59,020)	($227,426)
Depletion and amortization	(4,235)	(4,165)	(13,169)	(5,480)	(2,963)	(3,574)	(33,586)
Impairment	—	—	—	(34,400)	—	—	(34,400)
At December 31, 2017	($7,639)	($55,564)	($62,144)	($67,154)	($40,317)	($62,594)	($295,412)
Depletion and amortization	(826)	(1,175)	(4,066)	(1,366)	(1,085)	(1,161)	(9,679)
At March 31, 2018	($8,465)	($56,739)	($66,210)	($68,520)	($41,402)	($63,755)	($305,091)
Carrying values
At December 31, 2017	$28,732	$33,063	$93,207	$37,481	$50,638	$44,097	$287,218
At March 31, 2018	$32,108	$35,084	$91,021	$37,517	$50,700	$44,147	$290,577

Exploration properties are allocated as follows:

Exploration properties	Santa Elena	La Encantada	La Parrilla	Del Toro	San Martin	La Guitarra	Other	Total
Cost
At December 31, 2016	$1,028	$2,557	$10,628	$16,812	$6,101	$7,810	$26,260	$71,196
Exploration and evaluation expenditures	6,749	2,664	3,354	2,605	3,498	2,575	3,587	25,032
Impairment	—	—	—	(9,300)	—	—	—	(9,300)
At December 31, 2017	$7,777	$5,221	$13,982	$10,117	$9,599	$10,385	$29,847	$86,928
Exploration and evaluation expenditures	1,733	517	817	622	727	517	1,349	6,282
Transfer to producing properties	(1,694)	(1,900)	—	—	—	—	—	(3,594)
At March 31, 2018	$7,816	$3,838	$14,799	$10,739	$10,326	$10,902	$31,196	$89,616

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2018 First Quarter Report	Page 14

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)

14. MINING INTERESTS (continued)

(a)	Santa Elena Silver/Gold Mine, Sonora State

The Santa Elena Mine has a gold streaming agreement with Sandstorm, which requires the mine to sell 20% of its life of mine gold production from its leach pad and a designated area of its underground operations to Sandstorm. The selling price to Sandstorm is the lesser of $450 per ounce, subject to a 1% annual inflation increase commencing in April 2018, and the prevailing market price. In September 2017, the Company exceeded 50,000 cumulative ounces delivered to Sandstorm which increased the base selling price from $350 per ounce to $450 per ounce.

In December 2016, the Company entered into an option agreement with Compania Minera Dolores, S.A. de C.V., a subsidiary of Pan American Silver Corp., to acquire the Los Hernandez Property, consisting of 5,802 hectares of mining concessions north of the Santa Elena mine. In exchange, First Majestic has agreed to incur $1.6 million in exploration costs on the property over four years, grant a 2.5% NSR royalty on the related concessions, and to pay $1.4 million in option payments, of which $0.3 million has been paid, $0.2 million due in December 2018, $0.3 million in December 2019 and $0.7 million in December 2020.

In March 2017, the Company entered into an agreement with Santacruz Silver Mining Ltd. to acquire the El Gachi Property in Sonora State, Mexico for total purchase price of $2.5 million in cash, which has been fully paid. The El Gachi Property includes 48,157 hectares of mining concessions north of the Santa Elena mine.

(b) Del Toro Silver Mine, Zacatecas State

In September 2016, the Company entered into two agreements to acquire 1,223 hectares of mining concessions adjacent to the Del Toro Silver Mine. The total purchase price amounted to $3.6 million in cash, of which $2.2 million has been paid, $1.0 million due in 2018 and $0.4 million in 2019, respectively.

In October 2016, the Company entered into an agreement to acquire 7,205 hectares of mining concessions adjacent to the Del Toro Silver Mine. The total purchase price amounted to $1.5 million, payable over six equal payments every six months. As at March 31, 2018, $0.9 million (December 31, 2017 - $0.9 million) has been paid.

(c)	La Guitarra Silver Mine, State of Mexico

In 2014, the Company entered into two agreements to acquire 757 hectares of adjacent mineral rights at the La Guitarra Mine. The total purchase price amounted to $5.4 million, of which $5.2 million is settled in common shares of First Majestic and $0.2 million in cash. As at March 31, 2018, the Company has paid $4.9 million, consisting of $0.2 million in cash and $4.7 million in common shares. The remaining balance of $0.5 million will be settled in September 2018 based on the Company’s volume weighted average market price at the time of the payments.

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2018 First Quarter Report	Page 15

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)

15. PROPERTY, PLANT AND EQUIPMENT

The majority of the Company's property, plant and equipment is used in the Company's six operating mine segments. Property, plant and equipment is depreciated using either the straight-line or units-of-production method over the shorter of the estimated useful life of the asset or the expected life of mine. Where an item of property, plant and equipment comprises of major components with different useful lives, the components are accounted for as separate items of property, plant and equipment. Assets under construction are recorded at cost and re-allocated to land and buildings, machinery and equipment or other when they become available for use.

Property, plant and equipment are comprised of the following:

	Land and Buildings(1)	Machinery and Equipment	Assets under Construction	Other	Total
Cost
At December 31, 2016	$133,122	$325,230	$21,815	$13,150	$493,317
Additions	—	6,295	17,281	123	23,699
Transfers and disposals	1,276	10,374	(17,147)	1,438	(4,059)
At December 31, 2017	$134,398	$341,899	$21,949	$14,711	$512,957
Additions	—	927	3,431	22	4,380
Transfers and disposals	—	584	(675)	24	(67)
At March 31, 2018	$134,398	$343,410	$24,705	$14,757	$517,270

Accumulated depreciation, amortization and impairment
At December 31, 2016	($65,982)	($180,362)	—	($9,335)	($255,679)
Depreciation and amortization	(8,347)	(34,556)	—	(1,896)	(44,799)
Transfers and disposals	226	961	—	186	1,373
Impairment	(12,301)	(9,396)	—	(103)	(21,800)
At December 31, 2017	($86,404)	($223,353)	—	($11,148)	($320,905)
Depreciation and amortization	(1,071)	(8,426)	—	(358)	(9,855)
Transfers and disposals	—	38	—	21	59
At March 31, 2018	($87,475)	($231,741)	—	($11,485)	($330,701)

Carrying values
At December 31, 2017	$47,994	$118,546	$21,949	$3,563	$192,052
At March 31, 2018	$46,923	$111,669	$24,705	$3,272	$186,569

(1) Included in land and buildings is $5.9 million (December 31, 2017 - $5.9 million) of land which is not subject to depreciation.

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2018 First Quarter Report	Page 16

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)

15. PROPERTY, PLANT AND EQUIPMENT (continued)

Property, plant and equipment, including land and buildings, machinery and equipment, assets under construction and other assets above are allocated by mine as follow:

	Santa Elena	La Encantada	La Parrilla	Del Toro	San Martin	La Guitarra	Other	Total
Cost
At December 31, 2016	$69,370	$116,923	$94,693	$117,128	$45,879	$25,751	$23,573	$493,317
Additions	2,913	7,246	3,630	1,473	3,724	2,029	2,684	23,699
Transfers and disposals	1,401	29	(1,832)	(1,400)	(2,062)	335	(530)	(4,059)
At December 31, 2017	$73,684	$124,198	$96,491	$117,201	$47,541	$28,115	$25,727	$512,957
Additions	601	1,644	433	375	224	455	648	4,380
Transfers and disposals	668	(546)	(160)	(2)	—	—	(27)	(67)
At March 31, 2018	$74,953	$125,296	$96,764	$117,574	$47,765	$28,570	$26,348	$517,270

Accumulated depreciation, amortization and impairment
At December 31, 2016	($15,870)	($72,013)	($46,566)	($63,234)	($25,782)	($18,347)	($13,867)	($255,679)
Depreciation and amortization	(12,181)	(8,779)	(6,585)	(8,580)	(3,691)	(2,974)	(2,009)	(44,799)
Transfers and disposals	(847)	523	167	35	1,684	(333)	144	1,373
Impairment	—	—	—	(21,800)	—	—	—	(21,800)
At December 31, 2017	($28,898)	($80,269)	($52,984)	($93,579)	($27,789)	($21,654)	($15,732)	($320,905)
Depreciation and amortization	(2,013)	(2,332)	(2,168)	(919)	(1,077)	(944)	(402)	(9,855)
Transfers and disposals	(446)	471	6	2	—	—	26	59
At March 31, 2018	($31,357)	($82,130)	($55,146)	($94,496)	($28,866)	($22,598)	($16,108)	($330,701)

Carrying values
At December 31, 2017	$44,786	$43,929	$43,507	$23,622	$19,752	$6,461	$9,995	$192,052
At March 31, 2018	$43,596	$43,166	$41,618	$23,078	$18,899	$5,972	$10,240	$186,569

16. TRADE AND OTHER PAYABLES

The Company’s trade and other payables are primarily comprised of amounts outstanding for purchases relating to mining operations, exploration and evaluation activities and corporate expenses. The normal credit period for these purchases is usually between 30 to 90 days.

Trade and other payables are comprised of the following items:

	March 31, 2018	December 31, 2017
Trade payables	$15,210	$18,281
Trade related accruals	11,149	11,378
Payroll and related benefits	4,854	4,028
Environmental duty	1,383	1,047
Other accrued liabilities	697	833
	$33,293	$35,567

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2018 First Quarter Report	Page 17

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)

17. DEBT FACILITIES

The movement in debt facilities during the year ended March 31, 2018 and December 31, 2017, respectively, are comprised of the following:

	Term Loan (a)	Revolving Credit Facility (b)	Convertible Debentures (c)	Total
Balance at December 31, 2016	$27,721	$16,217	$—	$43,938
Interest and accretion expense	1,421	785	—	2,206
Repayments of principal	(12,726)	—	—	(12,726)
Repayments of finance costs	(931)	(718)	—	(1,649)
Balance at December 31, 2017	$15,485	$16,284	$—	$31,769
Net proceeds from debt financing	—	—	151,079	151,079
Portion allocated to equity reserves	—	—	(26,252)	(26,252)
Finance costs
Interest expense	122	196	497	815
Accretion	172	17	879	1,068
Repayments of principal	(3,182)	—	—	(3,182)
Repayments of finance costs	(236)	(269)	—	(505)
Balance at March 31, 2018	$12,361	$16,228	$126,203	$154,792

Statements of Financial Position Presentation
Current portion of debt facilities	$12,361	$16,228	$497	$29,086
Non-current portion of debt facilities	—	—	125,706	125,706
Balance at March 31, 2018	$12,361	$16,228	$126,203	$154,792

(a)	Term Loan

In February 2016, the Company entered into a $35.0 million senior secured term loan with The Bank of Nova Scotia and Investec Bank PLC. The term loan is repayable in 11 equal quarterly instalments of $3.2 million in principal plus related interest, with the final instalment due in February 2019. The term loan bears an interest rate of LIBOR plus a range from 3.25% to 4.00%, depending on certain financial parameters of the Company. The term loan is guaranteed by certain securities of the Company and are also secured by a first priority charge against the assets of the Company, and a first priority pledge of shares of the Company’s subsidiaries. The term loan is accreted to face value over its 3 year term at an effective interest rate of 7.0% (2017 - 6.3%).

The term loan is subject to certain financial covenants, to be tested quarterly on a consolidated basis, requiring First Majestic to maintain the following: (a) a leverage ratio based on total debt to rolling four quarters adjusted EBITDA of not more than 3.00 to 1.00; (b) an interest coverage ratio, based on rolling four quarters adjusted EBITDA divided by interest payments, of not less than 4.00 to 1.00; and (c) tangible net worth of not less than $436.0 million plus 80% of its positive earnings subsequent to December 31, 2015. The debt facilities also provide for negative covenants customary for these types of facilities and allows the Company to enter into equipment financing obligations up to $30.0 million. As at March 31, 2018 and December 31, 2017, the Company was in compliance with these covenants.

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2018 First Quarter Report	Page 18

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)

17. DEBT FACILITIES (continued)

(b)	Revolving Credit Facility
In February 2016, concurrent with the term loan agreement, the Company entered into a $25.0 million revolving credit facility with The Bank of Nova Scotia and Investec Bank PLC. The revolving credit facility matures in three years on February 8, 2019 and bears the same interest rate as the term loan plus a relevant standby fee from 0.81% to 1.00% from the undrawn portion of the facility. As at March 31, 2018, $16.1 million has been drawn from the facility, leaving $8.9 million available for withdrawal.

The revolving credit facility is subject to the same guarantee and financial covenants as the term loan. As at March 31, 2018 and December 31, 2017, the Company was in compliance with these covenants.

(c)	Convertible Debentures
During the first quarter of 2018, the Company issued $156.5 million of unsecured senior convertible debentures (the “Notes”). After transaction costs of $5.4 million, the Company received net proceeds of $151.1 million. The Notes mature on March 1, 2023 and bear an interest rate of 1.875% per annum, payable semi-annually in arrears in March and September of each year, beginning on September 1, 2018.

The Notes are convertible into common shares of the Company at a conversion rate of 104.3297 common shares per $1,000 principal amount of Notes converted, representing an initial conversion price of $9.59 per common share, subject to certain anti-dilution adjustments. In addition, if certain fundamental changes occur, holders of the Notes may be entitled to an increased conversion rate.

The Company may not redeem the Notes before March 6, 2021, except in the event of certain changes in Canadian tax law. At any time on or after March 6, 2021, the Company may redeem all or part of the Notes for cash if the last reported share price of the Company’s common shares for 20 or more trading days in a period of 30 consecutive trading days exceeds 130% of the conversion price. The redemption price will equal to the sum of: (i) 100% of the principal amount of the notes to be redeemed and (ii) accrued and unpaid interest, if any, to the redemption date.

The Company is required to offer to purchase for cash all of the outstanding Notes upon a fundamental change, at a cash purchase price equal to 100% of the principal amount of the Notes to be purchased, plus accrued and unpaid interest, if any, to the fundamental change purchase date.

The component parts of the convertible debentures, a compound instrument, are classified separately as financial liabilities and equity in accordance with the substance of the contractual arrangement and the definitions of a financial liability and an equity instrument. A conversion option that will be settled by the exchange of a fixed amount of cash or another financial asset for a fixed number of the Company's own equity instrument is an equity instrument.

At initial recognition, net proceeds of $151.1 million from the Notes were allocated into its debt and equity components. The fair value of the debt portion was estimated at $124.8 million using a discounted cash flow model method with an expected life of five years and a discount rate of 6.14%. This amount is recorded as a financial liability on an amortized cost basis using the effective interest method using an effective interest rate of 6.47% until extinguished upon conversion or at its maturity date.

The conversion option is classified as equity and was estimated based on the residual value of $26.3 million. This amount is not subsequently remeasured and will remain in equity until the conversion option is exercised, in which case, the balance recognized in equity will be transferred to share capital. Where the conversion option remains unexercised at the maturity date of the convertible note, the balance will remain in equity reserves. Deferred tax liability of $7.1 million related to taxable temporary difference arising from the equity portion of the convertible debenture was recognized in equity reserves.

Transaction costs of $5.4 million that relate to the issuance of the convertible debentures were allocated to the liability and equity components in proportion to the allocation of the gross proceeds. Transaction costs relating to the equity component are recognized directly in equity. Transaction costs relating to the liability component are included in the carrying amount of the liability component and are amortized over the life of the convertible debentures using the effective interest method.

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2018 First Quarter Report	Page 19

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)

18. EQUIPMENT FINANCING OBLIGATIONS

The Company has finance leases and equipment financing for various mine and plant equipment. Assets under finance leases and equipment financing are pledged as security against the obligations.

The movement in equipment financing obligations during the three months ended March 31, 2018 and year ended December 31, 2017, respectively, are comprised of the following:

	Finance Leases (a)	Equipment Financing (b)	Total
Balance at December 31, 2016	$8,186	$—	$8,186
Net proceeds from equipment financing	—	7,894	7,894
Finance costs	326	233	559
Repayments of principal	(6,083)	(698)	(6,781)
Repayments of finance costs	(320)	(233)	(553)
Balance at December 31, 2017	$2,109	$7,196	$9,305
Finance costs	34	114	148
Repayments of principal	(710)	—	(710)
Repayments of finance costs	(34)	—	(34)
Balance at March 31, 2018	$1,399	$7,310	$8,709

Statements of Financial Position Presentation
Current portion of equipment financing obligations	$1,092	$2,578	$3,670
Non-current portion of equipment financing obligations	307	4,732	5,039
Balance at March 31, 2018	$1,399	$7,310	$8,709

(a)	Finance Leases
From time to time, the Company purchases equipment under finance leases, with terms ranging from 24 to 48 months with interest rates ranging from 6.9 to 7.5%.

As at March 31, 2018, the net book value of property, plant and equipment includes $6.1 million (December 31, 2017 -$10.0 million) of equipment in property, plant and equipment pledged as security under finance leases.

(b) Equipment Financing
During 2017, the Company entered into a $7.9 million credit facility with repayment terms ranging from 12 to 16 equal quarterly installments in principal plus related interest. The facility bears an interest rate of LIBOR plus 4.60%. Proceeds from the equipment financing were primarily used for the purchase and rehabilitation of property, plant and equipment. The equipment financing is secured by certain equipment of the Company and is subject to various covenants, including the requirement for First Majestic to maintain a leverage ratio based on total debt to rolling four quarters adjusted EBITDA. As at March 31, 2018 and December 31, 2017, the Company was in compliance with these covenants.

As at March 31, 2018, the net book value of property, plant and equipment includes $6.4 million (December 31, 2017 - $6.9 million) of equipment pledged as security for the equipment financing.

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2018 First Quarter Report	Page 20

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)

19. SHARE CAPITAL

(a)	Authorized and issued capital

The Company has unlimited authorized common shares with no par value. The movement in the Company’s issued and outstanding capital during the period is summarized in the consolidated statements of changes in equity.

(b)	Stock options

Under the terms of the Company’s Stock Option Plan, the maximum number of shares reserved for issuance under the Plan is 10% of the issued shares on a rolling basis. Options may be exercisable over periods of up to ten years as determined by the Board of Directors of the Company and the exercise price shall not be less than the closing price of the shares on the day preceding the award date, subject to regulatory approval. All stock options granted are subject to vesting with 25% vesting on first anniversary from the date of grant, and 25% vesting each six months thereafter.

The following table summarizes information about stock options outstanding as at March 31, 2018:

	Options Outstanding			Options Exercisable
Exercise prices (CAD$)	Number of Options	Weighted Average Exercise Price (CAD $/Share)	Weighted Average Remaining Life (Years)	Number of Options	Weighted Average Exercise Price (CAD $/Share)	Weighted Average Remaining Life (Years)
2.01 - 5.00	1,994,998	4.79	2.75	1,434,061	4.78	2.75
5.01 - 10.00	3,825,101	7.72	6.36	1,484,982	6.00	1.69
10.01 - 15.00	4,335,496	10.96	3.05	1,852,545	10.80	2.12
15.01 - 20.00	235,000	16.58	3.36	117,500	16.58	3.36
20.01 - 25.40	7,500	21.80	3.33	3,750	21.80	3.33
	10,398,095	8.72	4.22	4,892,838	7.73	2.20

The movements in stock options issued during the three months ended March 31, 2018 and the year ended December 31, 2017 are summarized as follows:

	Three Months Ended		Year Ended
	March 31, 2018		December 31, 2017
	Number of Options	Weighted Average Exercise Price (CAD $/Share)	Number of Options	Weighted Average Exercise Price (CAD $/Share)
Balance, beginning of the period	9,431,737	9.35	9,599,270	9.76
Granted	1,835,888	9.00	3,205,137	10.48
Exercised	(149,490)	5.73	(1,292,206)	5.76
Cancelled or expired	(720,040)	18.29	(2,080,464)	15.21
Balance, end of the period	10,398,095	8.72	9,431,737	9.35

During the three months ended March 31, 2018, the aggregate fair value of stock options granted was $6.4 million (2017 - $10.1 million), or a weighted average fair value of $3.51 per stock option granted (2017 - $3.16).

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2018 First Quarter Report	Page 21

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)

19. SHARE CAPITAL (continued)

(b)	Stock options (continued)

The following weighted average assumptions were used in estimating the fair value of stock options granted using the Black-Scholes Option Pricing Model:

		Three Months Ended	Year Ended
Assumption	Based on	March 31, 2018	December 31, 2017
Risk-free interest rate (%)	Yield curves on Canadian government zero- coupon bonds with a remaining term equal to the stock options’ expected life	1.76	1.02
Expected life (years)	Average of the expected vesting term and expiry term of the option	5.77	3.77
Expected volatility (%)	Historical and implied volatility of the precious metals mining sector	52.00	52.00
Expected dividend yield (%)	Annualized dividend rate as of the date of grant	—	—

The weighted average closing share price at date of exercise for the three months ended March 31, 2018 was CAD$8.81 (December 31, 2017 - CAD$11.06).

(c) Share repurchase program

The Company has a share repurchase program to repurchase up to 5% of the Company's issued and outstanding common shares. The normal course issuer bids will be carried through facilities of the Toronto Stock Exchange. During the three months ended March 31, 2018, the Company repurchased and cancelled 230,000 shares for a total consideration of $1.3 million. No shares were repurchased during the year ended December 31, 2017.

20. FINANCIAL INSTRUMENTS AND RELATED RISK MANAGEMENT

The Company’s financial instruments and related risk management objectives, policies, exposures and sensitivity related to financial risks are summarized below.

(a)	Fair value and categories of financial instruments

Financial instruments included in the consolidated statements of financial position are measured either at fair value or amortized cost. Estimated fair values for financial instruments are designed to approximate amounts for which the instruments could be exchanged in an arm’s-length transaction between knowledgeable and willing parties.

The Company uses various valuation techniques in determining the fair value of financial assets and liabilities based on the extent to which the fair value is observable. The following fair value hierarchy is used to categorize and disclose the Company’s financial assets and liabilities held at fair value for which a valuation technique is used:

Level 1: Unadjusted quoted prices in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2: All inputs which have a significant effect on the fair value are observable, either directly or indirectly, for substantially the full contractual term.

Level 3: Inputs which have a significant effect on the fair value are not based on observable market data.

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2018 First Quarter Report	Page 22

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)

20. FINANCIAL INSTRUMENTS AND RELATED RISK MANAGEMENT (continued)

The table below summarizes the valuation methods used to determine the fair value of each financial instrument:

Financial Instruments Measured at Fair Value	Valuation Method
Trade receivables (related to concentrate sales)
Receivables that are subject to provisional pricing and final price adjustment at the end of the quotational period are estimated based on observable forward price of metal per London Metal Exchange (Level 2)

Marketable securities	Based on quoted market prices for identical assets in an active market (Level 1) as at the date of statements of financial position
Silver futures derivatives
Foreign exchange derivatives

Financial Instruments Measured at Amortized Costs	Valuation Method
Cash and cash equivalents	Approximated carrying value due to their short-term nature
Trade and other receivables
Trade and other payables
Debt facilities	Assumed to approximate carrying value as discount rate on
Equipment financing obligations	these instruments approximate the Company's credit risk.

The following table presents the Company’s fair value hierarchy for financial assets and financial liabilities that are measured at fair value:

	March 31, 2018			December 31, 2017
		Fair value measurement			Fair value measurement
	Carrying value	Level 1	Level 2	Carrying value	Level 1	Level 2
Financial assets
Trade receivables	$1,864	$—	$1,864	$1,847	$—	$1,847
Marketable securities (Note 13)	8,692	8,692	—	11,326	11,326	—

There were no transfers between levels 1, 2 and 3 during the three months ended March 31, 2018 and the year ended December 31, 2017.

(b)	Capital risk management

The Company’s objectives when managing capital are to maintain financial flexibility to continue as a going concern while optimizing growth and maximizing returns of investments from shareholders.

The Company monitors its capital structure and, based on changes in operations and economic conditions, may adjust the structure by repurchasing shares, issuing new shares, issuing new debt or retiring existing debt. The Company prepares annual budget and quarterly forecasts to facilitate the management of its capital requirements. The annual budget is approved by the Company’s Board of Directors.

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2018 First Quarter Report	Page 23

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)

20. FINANCIAL INSTRUMENTS AND RELATED RISK MANAGEMENT (continued)

The capital of the Company consists of equity (comprising of issued capital, equity reserves and retained earnings or accumulated deficit), debt facilities, equipment financing obligations, net of cash and cash equivalents as follows:

	March 31, 2018	December 31, 2017
Equity	$597,619	$582,485
Debt facilities	154,792	31,769
Equipment financing obligations	8,709	9,305
Less: cash and cash equivalents	(249,239)	(118,141)
	$511,881	$505,418

The Company’s investment policy is to invest its cash in highly liquid short-term investments with maturities of 90 days or less, selected with regards to the expected timing of expenditures from continuing operations. The Company expects that its available capital resources will be sufficient to carry out its development plans and operations for at least the next 12 months.

The Company is not subject to any externally imposed capital requirements with the exception of complying with covenants under the debt facilities (Note 17) and equipment financing obligations (Note 18(b)). As at March 31, 2018 and December 31, 2017, the Company was in compliance with these covenants.

(c)	Financial risk management

The Company thoroughly examines the various financial instruments and risks to which it is exposed and assesses the impact and likelihood of those risks. These risks may include credit risk, liquidity risk, currency risk, commodity price risk, and interest rate risk. Where material, these risks are reviewed and monitored by the Board of Directors.

Credit Risk

Credit risk is the risk of financial loss if a customer or counterparty fails to meet its contractual obligations. The Company’s credit risk relates primarily to trade receivables in the ordinary course of business and VAT and other receivables (Note 11).

The Company sells and receives payment upon delivery of its silver doré and by-products primarily through three international customers. Silver-lead concentrates and related base metal by-products are sold primarily through three international customers. All of the Company's customers have good ratings and payments of receivables are scheduled, routine and fully received within 60 days of submission; therefore, the balance of trade receivables owed to the Company in the ordinary course of business is not significant.

The carrying amount of financial assets recorded in the consolidated financial statements represents the Company’s maximum exposure to credit risk. With the exception to the above, the Company believes it is not exposed to significant credit risk.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they arise. The Company has in place a planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements and contractual obligations.

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2018 First Quarter Report	Page 24

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)

20. FINANCIAL INSTRUMENTS AND RELATED RISK MANAGEMENT (continued)
The following table summarizes the maturities of the Company’s financial liabilities as at March 31, 2018 based on the undiscounted contractual cash flows:

	Carrying Amount	Contractual Cash Flows	Less than 1 year	1 to 3 years	4 to 5 years	After 5 years
Trade and other payables	$33,293	$33,293	$33,293	$—	$—	$—
Debt facilities	154,792	194,134	32,884	5,625	155,625	—
Equipment financing obligations	8,709	9,502	4,061	5,062	379	—
Other liabilities	255	255	—	255	—	—
	$197,049	$237,184	$70,238	$10,942	$156,004	$—

At March 31, 2018, the Company had working capital of $235.6 million (December 31, 2017 – $130.6 million). The Company believes it has sufficient cash on hand, combined with cash flows from operations, to meet operating requirements as they arise for at least the next 12 months.

Currency Risk

The Company is exposed to foreign exchange risk primarily relating to financial instruments that are denominated in Canadian dollars or Mexican pesos, which would impact the Company’s net earnings or loss. To manage foreign exchange risk, the Company may occasionally enter into short-term foreign currency derivatives. The foreign currency derivatives are not designated as hedging instruments for accounting purposes.

The sensitivity of the Company’s net earnings or loss and comprehensive income or loss due to changes in the exchange rate between the Canadian dollar and the Mexican peso against the U.S. dollar is included in the table below:

	March 31, 2018
	Cash and cash equivalents	Trade and other receivables	Other financial assets	Trade and other payables	Net assets (liabilities) exposure	Effect of +/- 10% change in currency
Canadian dollar	$39,918	$156	$5,410	($1,519)	$43,965	$4,397
Mexican peso	3,816	20,244	—	(17,594)	6,466	647
	$43,734	$20,400	$5,410	($19,113)	$50,431	$5,044

Commodity Price Risk

The Company is exposed to commodity price risk on silver, gold, lead and zinc, which have a direct and immediate impact on the value of its related financial instruments and net earnings. The Company’s revenues are directly dependent on commodity prices that have shown volatility and are beyond the Company’s control. The Company does not use derivative instruments to hedge its commodity price risk to silver.

The following table summarizes the Company’s exposure to commodity price risk and their impact on net earnings:

				March 31, 2018
	Effect of +/- 10% change in metal prices
	Silver	Gold	Lead	Zinc	Total
Metals subject to provisional price adjustments	$340	$80	$445	$74	$939
Metals in doré and concentrates inventory	52	70	27	10	159
	$392	$150	$472	$84	$1,098

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2018 First Quarter Report	Page 25

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)

20. FINANCIAL INSTRUMENTS AND RELATED RISK MANAGEMENT (continued)

Interest Rate Risk

The Company is exposed to interest rate risk on its short-term investments, debt facilities and equipment financing obligations. The Company monitors its exposure to interest rates and has not entered into any derivative contracts to manage this risk. The Company’s interest bearing financial assets comprise of cash and cash equivalents which bear interest at a mixture of variable and fixed rates for pre-set periods of time.

As at March 31, 2018, the Company’s exposure to interest rate risk on interest bearing liabilities is limited to its debt facilities and equipment financing obligations. The Company’s equipment leases bear interest at fixed rates.

Based on the Company’s interest rate exposure at March 31, 2018, a change of 25 basis points increase or decrease of market interest rate does not have a significant impact on net earnings or loss.

21. SUPPLEMENTAL CASH FLOW INFORMATION

		Three Months Ended March 31,
	Note	2018	2017
Adjustments to reconcile net earnings to operating cash flows before movements in working capital and taxes:
Unrealized foreign exchange loss and other		$3,016	$739
Loss from silver futures derivatives and marketable securities	13	2,149	139
		$5,165	$878
Net change in non-cash working capital items:
(Increase) decrease in trade and other receivables		($4,120)	$1,851
Decrease in inventories		666	1,661
(Increase) in prepaid expenses and other		(2,480)	(1,072)
(Decrease) increase in income taxes payable		(632)	276
Increase (decrease) in trade and other payables		1,057	(5,395)
		($5,509)	($2,679)
Non-cash investing and financing activities:
Transfer of share-based payments reserve upon exercise of options		$112	$843

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2018 First Quarter Report	Page 26

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)

22. SUBSEQUENT EVENTS

The following significant events occurred subsequent to March 31, 2018:

Acquisition of Primero Mining Corp. and Related Debt Financings
On January 11, 2018, the Company entered into a definitive agreement (the "Arrangement Agreement") to acquire all of the issued and outstanding shares of Primero Mining Corp. ("Primero"), which was approved by more than 99% of Primero's shareholders on March 13, 2018. On May 7, 2018, the Company received Mexican anti-trust clearance from the Comisión Federal de Competencia Económica (“COFECE”), which was the final government agency approval required before closing of the Arrangement Agreement. The Company anticipates closing of the transaction by May 10, 2018.

Upon closing, the Company will acquire all of the issued and outstanding shares of Primero in exchange for the issuance of 6,418,773 common shares of the Company. In addition, the Company will, on or about the closing date, complete the following additional transactions related to the acquisition of Primero:

•
First Majestic will issue 20,914,590 common shares of the Company at the closing date to Wheaton Precious Metals Corp. ("WPM") to restructure its streaming agreement at the San Dimas silver-gold mine (“San Dimas”). The new stream arrangement will be based on 25% of the gold equivalent production at San Dimas with ongoing payments of $600 per gold equivalent ounce delivered under the agreement; and

•
The Company will cause Primero to pay out all outstanding amounts of Primero’s $75.0 million convertible debentures (the "Debentures") in accordance with their terms (which provide that the maturity date of the Debentures will be the next business day following the effective date of the Arrangement).

To fund the acquisition, the Company obtained a new $75.0 million three year revolving credit facility which bears an interest rate of LIBOR plus a range from 2.25% to 3.50%, depending on certain financial parameters of the Company. A standby fee from 0.56% to 0.88% is also applicable for the undrawn portion of the revolving credit facility. Proceeds from the revolving credit facility will be used to pay down First Majestic and Primero’s existing debt facilities.

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2018 First Quarter Report	Page 27